                                                                       Exhibit 9

QUORUM AND TABULATION OF VOTES

        The presence, in person or by proxy, of the holders of record of a majority of the Company's issued and outstanding Common Stock is necessary to constitute a quorum at this meeting. An automated system assists the Company's transfer agent in the tabulation of votes cast.

        The By-Laws of the Company provide that directors shall be elected by a plurality vote. All other matters shall be determined by a majority of the votes cast, except as otherwise provided by statute, the Company's Certificate of Incorporation or its By-Laws.

        If a share is represented for any purpose at the meeting, it is deemed to be present for all other matters. Abstentions and shares held of record by a broker or its nominee ("Broker Shares") that are voted on any matter are included for purposes of determining whether a quorum is present. Votes "withheld" from, or Broker Shares not voted for, director-nominee(s) will not count against the election of such nominee(s). In all other matters, abstentions will have the same effect as a vote against the proposal to which the abstention applies, and Broker Shares which are not voted will not be treated as either a vote for or a vote against any of the proposals to which such broker nonvotes apply.

                       BENEFICIAL OWNERSHIP OF SECURITIES

        The following table sets forth information regarding the ownership of the Company's Common Stock on August 2,1996 of (i) beneficial owners known to the Company of more than five percent of the outstanding shares of Common Stock;
(ii) each director and executive officer; and (iii) all directors and executive officers as a group. Except as otherwise indicated, each owner has sole voting and sole investment powers with respect to the stock listed.

        NAME AND ADDRESS OF        AMOUNT AND NATURE OF
        BENEFICIAL OWNER           BENEFICIAL OWNERSHIP    PERCENT OF CLASS
        -------------------        --------------------    ----------------

Pioneering Management Corporation
  60 State Street
  Boston, MA 02109                      1,000,000(a)             9.3%
T. Rowe Price Associates, Inc.
  100 E. Pratt Street
  Baltimore, MD 21202                     891,000(b)             8.3%
Cloyd J. Abruzzo, Director                 15,000(c)               *
Mark E. Brody, Vice President &
  Chief Financial Officer                  31,312(c)(d)            *
Preston Heller, Jr., Director               5,000(c)               *
James A. Karman, Director                   1,000(c)               *
Alan L. Ockene, Director                      -0-(c)             -0-
David A. Preiser, Director                    -0-(c)             -0-



        NAME AND ADDRESS OF        AMOUNT AND NATURE OF
        BENEFICIAL OWNER           BENEFICIAL OWNERSHIP    PERCENT OF CLASS
        -------------------        --------------------    ----------------
es R. Sardas, Chairman,
f Executive Officer, Director
, Inc.
'0 Chagrin Blvd., Suite 203
eland, OH 44124                         2,345,406(c)(e)          18.0%
s F. Slater, Director                      40,000(c)                *
executive officers and directors
group (8 persons)                       2,437,718(c)             18.7%
than 1%

on information contained in a report on Schedule 13G dated January 26,1996 and with the Securities and Exchange Commission, ("SEC") by Pioneering Management ration, a registered investment advisor.

report on Schedule 13G dated February 14,1996 and filed with the SEC, T. Rowe Price ates, Inc., a registered investment advisor, reported sole power to dispose of 891,000 and sole voting power over 60,000 shares.

tation concerning beneficial ownership of shares is based in part on information ed by each executive officer and director.

es 1,312 shares held by the Sudbury Savings and Profit Sharing Plan as of May 31, for the account of Mr. Brody and shares Mr. Brody is deemed to own by virtue of tly exercisable options to purchase 30,000 shares.

es 807 shares held by the Sudbury Savings and Profit Sharing Plan as of May 31,1996 e account of Mr. Sardas and shares Mr. Sardas is deemed to own by virtue of currently sable options to purchase 2,235,329 shares. See also --"CEO Employment gements".

        ADDITIONAL INFORMATION CONCERNING
        THE BOARD OF DIRECTORS

COMMITTEES AND MEETINGS

        The Company's Board of Directors held seven regularly scheduled meetings during the fiscal year ended May 31, 1996. The Board has designated several standing Committees described below. Attendance by directors at meetings of the Board and Committees on which they served averaged over 95%. All directors attended 75% or more of these meetings.

        The Audit Committee The function of the Audit Committee is to provide assistance in fulfilling the Company's responsibility to stockholders, potential stockholders and the investment community in matters relating to corporate accounting, reporting practices of the Company and the quality and integrity of the financial reports of the Company. The members of the Audit Committee are all non-employee directors: Cloyd J. Abruzzo, Chairman, Jerry A. Cooper, who resigned as a member of the Company's Board of Directors on August 15, 1996, James A. Karman and David A. Preiser. The members held three meetings and consulted informally on other occasions during fiscal 1996.

        The Compensation Committee The functions of the Compensation Committee are to provide guidance and approval for all executive compensation and benefit programs, as well as to designate those employees of the Company who will receive grants of stock options under the Company's stock option plan. The members of the Compensation Committee are all non-employee directors: Thomas F. Slater, Chairman, Cloyd J. Abruzzo, Jerry A. Cooper, who resigned as a member of the Company's Board of Directors on August 15,1996, and Preston Heller, Jr. The Compensation Committee held five meetings and consulted informally on other occasions during fiscal 1996.

        The Nominating Committee The function of the Nominating Committee is the selection and nomination of candidates to fill vacancies on the Board as they occur and to recommend to the Board a slate of nominees for election as directors at the Company's Annual Meeting of Stockholders. The Nominating Committee will consider nominations received by security holders in accordance with procedures to be determined upon any such recommendation. The members of the Nominating Committee are all non-employee directors: Preston Heller, Jr., Chairman, James A. Karman, David A. Preiser and Thomas F. Slater. The members held one meeting and consulted informally on other occasions during fiscal 1996.

DIRECTOR COMPENSATION

        Employee directors receive no additional compensation for service on the Board of Directors. A director who is not an employee of the Company receives an annual cash retainer of $20,000 payable in four quarterly installments. Additionally, non-employee Directors receive $1,200 for each Board meeting attended in person, $600 for participating in formal telephonic meetings of the Board and reimbursement of expenses incident to their service. Directors who undertake special consulting projects on behalf of the Company or its Board of Directors are entitled to receive remuneration for their services at a per diem rate of $1,000. A total of $33,250 was paid for services rendered pursuant to such consulting projects in fiscal 1996.

        In 1994 the Board of Directors adopted the Sudbury, Inc. Directors' Deferral Plan (the "Plan") for the benefit of non-employee directors. Pursuant to the Plan, outside directors may elect to defer, until a specified date or retirement from the Board, all or any part of their retainer or meeting fees into a cash and/or stock equivalent account established by the Company for their benefit.

        The Company pays interest on compensation deferred into the cash account at a rate based on the rate of interest paid by the Company on its senior revolving credit facility. The interest rate currently paid is 8.5% per year. Compensation deferred to the stock account during any calendar quarter is converted into stock equivalent units by dividing the total amount of deferred compensation by the market price, as defined in the Plan, of the Company's Common Stock on the last business day of that quarter. At the end of the deferral period, the Company will pay to the director an amount in cash equal to the number of accumulated stock equivalent units multiplied by the market price of the Company's Common Stock on the last business day of the calendar quarter immediately prior to the day on which the deferral period ends.

        Deferred amounts and accrued interest may be paid in a lump sum or installments commencing upon a date specified by the director or the director's retirement from the Board.

                             EXECUTIVE COMPENSATION

COMPENSATION COMMITTEE REPORT ON EXECUTIVE MANAGEMENT COMPENSATION

        In accordance with its charter and pursuant to authority granted by the Board, the Compensation Committee of the Board of Directors (the "Committee") is responsible for approving the Company's cash and non-cash compensation for its executive officers and making recommendations to the Board of Directors with respect to the establishment of the Company's executive compensation plans and programs. The Committee also administers the Company's stock option plans. The Committee is composed exclusively of independent, non-employee directors who are not eligible to participate in any of the Company's executive compensation programs.

        The Company's executive compensation program is designed to provide (i) fair compensation to executives based on their responsibilities and their achievements of annually established goals and (ii) incentives which develop a sense of Company ownership and commitment to attaining long-term profitable operations of the Company's business. The Committee believes that its policies are best implemented by providing compensation comprised of separate components, all of which are designed to motivate executive performance. These components are: base salary, short-term incentive compensation (bonus) and long-term incentive compensation (stock options).

        In setting executive compensation practices for the Company, the Committee compares the executive compensation program with other companies' compensation programs for executives with similar responsibilities. The Committee also uses surveys prepared by independent consulting firms to provide comparative market compensation data. The comparison groups surveyed include (i) businesses included in the Company's peer group index and (ii) other manufacturing concerns with comparable business lines and revenue levels.

    The information below is provided with respect to the compensation of the Company's executive officers including the Chief Executive Officer and the Vice President and Chief Financial Officer, the only executive officers of the Company designated as "named executive officers" in the Summary Compensation Table.

         CEO Compensation: In July 1995, the Company and Mr. Jacques R. Sardas, Chairman, President and Chief Executive Officer of the Company, entered into an employment agreement (the "1996 Employment Agreement") which extended the term of Mr. Sardas' employment through January 1998 upon the expiration of his 1992 employment agreement with the Company (the "1992 Employment Agreement").

         Pursuant to the terms of the 1996 Employment Agreement, which became effective January 13, 1996, Mr. Sardas continues as the Company's Chairman and Chief Executive Officer until such time as the Board of Directors selects a new Chief Executive Officer. Upon the selection of a new Chief Executive Officer, Mr. Sardas will continue as Chairman of the Company's Board of Directors through the expiration of the 1996 Employment Agreement on January 12,1998. Mr. Sardas' base salary is $500,000 per annum for the longer of the first year of the 1996 Employment Agreement or until such time as a new Chief Executive Officer of the Company is selected. At such time as a new Chief Executive Officer is selected (but not before January 13, 1997) Mr. Sardas' base salary will be reduced to $250,000 per annum.

         Under the terms of the 1996 Employment Agreement, the Board of Directors, upon recommendation of the Committee, established a target bonus under the Company's Incentive Bonus Plan ("Bonus Plan") tied directly to the Company's achievement of specific financial objectives. The financial objectives set were based on minimum and maximum target levels relating to the Company's return on equity. Under the Bonus Plan and consistent with the 1996 Employment Agreement, Mr. Sardas was entitled to bonus compensation equal to a percentage of his base salary ranging from 20% to 60% if the financial objectives were achieved. However, no awards would be paid if the specified minimum target levels were not met. All such awards require Committee approval and are submitted by the Committee to the Board of Directors for the Board's final approval.

         Additionally, the terms of the 1992 Employment Agreement included a bonus payable to Mr. Sardas at the expiration of the agreement in January 1996. The bonus amount was equal to 5% of the net fair value of the Company in excess of $35,000,000 based on an appraisal completed by an independent investment banking firm. The total of such bonus paid to Mr. Sardas in January 1996 was $7,250,000.

         Base Salary: In setting the annual salary for Mr. Brody, the Company's Vice President and Chief Financial Officer and the Company's other executive officers, the Committee reviewed the salaries recommended by the Chief Executive Officer. The Committee formally recommended to the Board of Directors, for its final approval, the appropriate level of cash compensation for fiscal year 1996. Cash compensation levels were determined upon subjective consideration of scopes of responsibility and comparison with industry pay practices. In making the determination, such factors were accorded equal relative importance.

         Annual Incentive Bonus: Executive officers, including Mr. Brody, are also eligible to earn an annual cash incentive bonus under the Bonus Plan. The amount of each bonus for fiscal 1996 was determined as a fixed percentage of each executive officer's base salary ranging from a minimum of 15% up to a maximum of 45%. The determination of such bonus percentage for each executive officer for fiscal 1996 was based upon the Committee's subjective determination of each individual's level of responsibility and accountability.

         The annual incentive bonus is tied directly to the Company's achievement of specific financial objectives. Each year, usually at its August meeting, the Committee sets minimum and maximum target levels relating to the Company's return on equity. No awards are paid if the specified minimum target is not met. All awards require Committee approval and are submitted by the Committee to the Board of Directors for the Board's final approval.

         At the close of fiscal year 1996, the Company had achieved the target levels established at the beginning of fiscal 1996. Accordingly, the Committee made incentive compensation awards to the participating executives based on the factors described above.

         Stock Options: The ability to grant options under the Sudbury, Inc. 1990 Stock Option Plan terminated on June 22,1995. The Sudbury, Inc. 1995 Stock Option Plan was adopted by the Board of Directors on June 22, 1995 and by the Company's stockholders on September 28, 1995. Under the Company's 1995 Stock Option Plan, 215,000 were awarded to named executive officers during fiscal 1996. The Committee intends to use stock options as a long-term incentive, having the dual purpose of retaining and attracting superior- performing executives while, at the same time, aligning the executives' interests with those of the Company's stockholders.

         Compliance with Section 162(m) of the Internal Revenue Code: Section 162(m) of the Internal Revenue Code enacted in 1993 generally disallows a tax deduction to a public corporation for compensation in excess of $1,000,000 paid to a corporation's chief executive officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the limitations provided if certain requirements are met. The Committee and the Board of Directors currently intend to structure the compensation of its executive officers in a manner that is intended to ensure that the Company does not lose any tax deductions because of the $1,000,000 compensation limit. However, there can be no assurance that the various incentive and performance-related elements of the Company's compensation arrangements with its five highest paid executive officers will, in fact, qualify under Section 162(m) of the Internal Revenue Code as performance-based compensation excluded from such limitations.

COMPENSATION COMMITTEE

      Thomas F. Slater, Chairman              Cloyd J. Abruzzo
      Jerry A. Cooper                         Preston Heller, Jr.

COMPENSATION COMMITTEE INTERLOCKS

      No member of the Compensation Committee has interlocking relationships with third parties which might be considered conflicts of interest.

CEO EMPLOYMENT ARRANGEMENTS

      1996 Employment Agreement. In July 1995, the Company and Mr. Sardas entered into the 1996 Employment Agreement which extended Mr. Sardas' employment for two years beyond the expiration of the 1992 Employment Agreement through January 1998. The terms of Mr. Sardas' salary and bonus compensation arrangements pursuant to the 1996 Employment Agreement are detailed above in the section entitled "Compensation Committee Report on Executive Management Compensation - CEO Compensation."

      In connection with the 1992 Employment Agreement, confirmed as part of the Company's Plan of Reorganization, Mr. Sardas was granted 1,764,706 stock options issued under a 1992 stock option agreement ("1992 Stock Options"). Under the 1996 Employment Agreement, Mr. Sardas has the right to sell to the Company the Common Stock underlying the 1992 Stock Options (the "Option Stock") in five separate approximately semi-annual installments commencing February 7, 1996 and continuing through January 13, 1998. The purchase price for the Option Stock is the per share fair market value on the purchase date based on the quoted price on the principal stock exchange on which the Company's Common Stock is traded ("Fair Market Value"). Mr. Sardas generally may delay his right to sell any installment of the Option Stock until the next succeeding purchase date. If at that next succeeding purchase date Mr. Sardas does not tender such shares of Option Stock, the Company will have no further repurchase obligation for such shares.

      Under the terms of the 1996 Employment Agreement, if Mr. Sardas' employment is terminated other than for cause, or due to Mr. Sardas' death or disability, the Company is obligated to pay to Mr. Sardas or his estate, at Mr. Sardas' or his estate's election at that time or at the next installment purchase date, the Fair Market Value of the Option Stock. Alternately, in such event, if Mr. Sardas does not exercise such election, he or his estate or representative will maintain the right to sell the Option Stock in installments as noted above. If the 1996 Employment Agreement is terminated by the Company for cause, then the Company has the right to purchase the Option Stock for the Fair Market Value thereof subject to Mr. Sardas' right to decline to tender such shares. In the event he declines to tender such shares, the Company's obligation to purchase the Option Stock will terminate. Mr. Sardas has not exercised his right to sell his Option Stock subject to the February 7, 1996 installment; therefore, the Company's obligation with respect to such purchase has terminated.

      Pursuant to the 1996 Employment Agreement, the Company granted to Mr. Sardas under the Company's 1995 Stock Option Plan, options to purchase 200,000 shares of Common Stock. Such options were granted at an exercise price of $7.625, the market price on the date of grant and expire on July 28, 2000. On January 13,1996,100,000 of such options vested and the remainder will vest on January 13,1997.

      Other Arrangements. In July 1994, the Company entered into a settlement agreement with Mr. Sardas providing that under the terms of the 1992 Employment Agreement and related stock option agreement, Mr. Sardas was entitled to certain anti-dilution protection arising from the issuance of Participation Certificates under the Company's Plan of Reorganization. Under the settlement agreement, Mr. Sardas was issued options evidencing his right to purchase, in the aggregate, 479,893 shares of Common Stock which amount is equivalent to 15% of the total of the (i) underlying shares of Common Stock reserved for issuance under the Participation

Certificates and (ii) the options issued under the settlement agreement. Mr. Sardas was issued options, to purchase 109,270 shares of Common Stock, having an exercise price per share of $3.17 which were exercised by Mr. Sardas on July 17,1996. He was also issued options which are currently exercisable to purchase 115,021 shares of Common Stock, having an exercise price per share of $5.69 and expiring September 1,1999 and 255,602 shares of Common Stock, having an exercise price per share of $5.015, and which expire on September 1, 2002.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL
AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     Mr. Brody, the Company's Vice President and Chief Financial Officer is a party to an employment agreement with the Company. The agreement provides that employment shall be at will, however, if Mr. Brody is terminated by the Company (or its successor) without cause or if Mr. Brody is subject to constructive termination (i.e., a reduction in compensation, a diminution in job responsibilities, or a required relocation outside of the greater Cleveland area), within one year after a change of control of the Company, Mr. Brody will be entitled to twenty-four months' severance compensation. Mr. Brody's agreement also provides him, under certain circumstances, with twelve months' severance compensation in the event that his employment is terminated by the Company other than in the event of a change in control.

SUMMARY COMPENSATION TABLE

     The following table provides a summary of annual and long-term compensation during the last three fiscal years for the Chief Executive Officer and all other executive officers of the Company whose annual salary exceeded $100,000 (hereinafter, referred to collectively as the "named executive officers").


        ANNUAL COMPENSATION (a)                                 LONG-TERM COMPENSATION
        ---------------------------                            -----------------------
                                                                 AWARDS       PAYOUTS
                                                               -----------   ---------
                                                                SECURITIES      LTIP
                                                               UNDERLYING    PAYOUTS($)      ALL OTHER
      NAME AND         FISCAL                                   OPTIONS/                     COMPEN-
  PRINCIPAL POSITION    YEAR     SALARY           BONUS        SARs (b) #                    SATION
  ------------------   ------    ------           -----        ----------    ----------      --------

Jacques R. Sardas       1996    $424,975        $176,869        200,000    $7,250,000(d)      (e)
 Chairman, Chief        1995    $369,720        $184,860        479,893(c)      -0-           (e)
 Executive Officer,     1994    $369,720        $184,860             -0-        -0-           (e)
 President and
 Treasurer
Mark E. Brody           1996    $136,083        $ 43,608         15,000         -0-           (e)
 Vice President/        1995    $115,000        $ 51,750             -0-        -0-           (e)
 Chief Financial        1994    $100,000        $ 45,000             -0-        -0-           (e)
 Officer

-------------
(a)     Includes amounts earned in the specified fiscal year, whether or not received during such fiscal year.

(b)     The Company has not granted any restricted stock or stock appreciation rights.

(c)     Granted pursuant to an agreement between the Company and Mr. Sardas. See also - "CEO Employ-
        ment Arrangements."

(d) Bonus paid pursuant to Mr. Sardas' 1992 employment agreement with the Company. See also "Compensation Committee Report on Executive Compensation" and "CEO Employment Arrangements."

(e) The aggregate amount of all other compensation was less than the lesser of $50,000 or 10% of the annual salary and bonus reported for the named executive officers.

OPTION GRANTS AND OPTION EXERCISES

        The following table shows all options granted to any of the named executive officers in fiscal 1996 and the potential value at stock price appreciation rates of 5% and 10%, over the term of the options. The 5% and 10% rates of appreciation are required to be disclosed by the SEC and are not intended to forecast possible future actual appreciation, if any, in the Company's stock prices.






                                 INDIVIDUAL GRANTS
                                 -----------------                                POTENTIAL REALIZABLE
                                                                                    VALUE AT ASSUMED
                                    PERCENT OF                                       ANNUAL RATES OF
                    NUMBER OF         TOTAL                                        STOCK APPRECIATION
                    SECURITIES     OPTIONS/SARs    EXERCISE  MARKET                 FOR OPTION TERM
                    UNDERLYING      GRANTED TO     OR BASE  PRICE ON              --------------------
                   OPTIONS/SARs    EMPLOYEES IN     PRICE    DATE OF  EXPIRATION
        NAME       GRANTED(#)       FISCAL YEAR    ($/SH)    GRANT      DATE          5%       10%
        ----       ------------    ------------    -------  -------   ----------     ----     ----

Jacques R. Sardas   200,000(a)        76.9%        $7.625    $7.625    7-27-00     $421,329  $931,028
Mark E. Brody        15,000(b)         5.8%        $ 8.25    $ 8.25    1-08-06      $77,826  $197,226

----------------
(a) Non-qualified stock options granted pursuant to the Sudbury, Inc. 1995 Stock Option Plan (the
    "Plan"). 100,000 options granted on July 28,1995 became exercisable on January 13,1996 and the remaining 100,000 will become exercisable on January 13, 1997.

(b) Non-qualified stock options granted pursuant to the Plan on January 8, 1996 become exercisable in three equal installments on January 8, 1997, January 8,1998 and January 8, 1999.

              AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR 1996
                     AND FISCAL YEAR END OPTION/SAR VALUES

        The following table sets forth information for all exercises of stock options by each of the named executive officers and the number and value of unexercised in-the-money options at May 31, 1996. The actual amount, if any, realized upon exercise of stock options will depend upon the amount by which the market price of the Company's Common Stock on the date of exercise exceeds the exercise price. There is no assurance that the values of unexercised in-the-money stock options reflected in this table will be realized.


                                                NUMBER OF SECURITIES          VALUE OF SECURITIES
                                               UNDERLYING UNEXERCISED        UNDERLYING UNEXERCISED
                                               OPTIONS/SARs AT FISCAL       IN-THE-MONEY OPTIONS/SARs
                     SHARES        VALUE             YEAR END (#)               AT FY-END ($)
                   ACQUIRED ON    REALIZED    --------------------------   --------------------------
        NAME       EXERCISE (#)    ($)        EXERCISABLE  UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE
        ----       ------------   --------    -----------  -------------   ----------   -------------

Jacques R. Sardas       -0-        -0-         2,235,329     100,000         $18,164,001     $137,500
Mark E. Brody           -0-        -0-            30,000      15,000         $   157,500     $ 11,250